

April 28, 2011

Josh Hirsberg
Vice President, Chief Financial Officer and Treasurer
Marina District Finance Company, Inc.
One Borgata Way
Atlantic City, New Jersey 08401

> **Re:    Marina District Finance Company**
> **Registration Statement on Form S-4**
> **Filed April 1, 2011**
> **File No. 333-173275**

Dear Mr. Hirsberg:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Market Data, page iv

1.    We note your disclosure that you "cannot guarantee the accuracy or completeness" of certain disclosure in the prospectus.  Please revise to eliminate this apparent disclaimer of your responsibility for material omissions or misstatements in the registration statement.

The Exchange Offer, page 8

Expiration Date, page 8

2.    Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a).  Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

3.      As currently represented, the offer could be open for less than 20 full business days due to the 5:00pm expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement.  Please also confirm that the offer will be open at least through midnight on the twentieth business day.  See Rule 14d-1(g)(3).

Allowance for Doubtful Accounts, page 53

4.      We note your disclosure on page 53 that less than 1% of your casino accounts receivable was owed by customers from the United States.  Please tell us if this statement is accurate, and if not, revise in your next amendment.

The Exchange Offer, page 114

Expiration Date; Extensions; Amendments, page 116

5.      We note your reservation of the right to amend the terms of the offer and that you "may" extend the offering in such instance.  Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you <u>will</u> extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

6.      We note that you reserve the right "to delay accepting the old notes."  Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c).  For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Conditions to the Exchange Offer, page 116

7.      All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange.  Please revise the language accordingly.

Part II – Information Not Required In Prospectus, page II-1

Item 21. Exhibits and Financial Statement Schedules, page II-2

Exhibit 99.1 - Form of Letter of Transmittal

8.      Please remove the language on page 7 of the letter of transmittal, which requires the holder to acknowledge that he or she has "read" all the terms of the exchange offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Assistant Director

cc: Brandon C. Parris
    Morrison & Foerster LLP
    *Via facsimile (415) 276-7270*